                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 333-35942



       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               The Scotts Company
                          Union Retirement Savings Plan



       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               The Scotts Company
                              14111 Scottslawn Road
                             Marysville, Ohio 43041

                              REQUIRED INFORMATION

       The following financial statements [and supplemental schedule?] for The Scotts Company Union Retirement Savings Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Accountants

Financial Statements:

         Statements of Net Assets in Liquidation Available for Benefits as of December 31, 2002 and 2001

         Statements of Changes in Net Assets in Liquidation Available for
           Benefits for the Years Ended December 31, 2002 and 2001

         Notes to Financial Statements - December 31, 2002 and 2001

[SUPPLEMENTAL SCHEDULE:

SCHEDULE OF ASSETS HELD FOR INVESTMENT
   PURPOSES AS OF DECEMBER 31, 2002]





       The following exhibits are being filed herewith:

Exhibit No.          Description
-----------          -----------

    23.1             Consent of Independent Public Accountants

    99.1             Certification Pursuant to Title 18, United States Code,
                     Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE SCOTTS COMPANY UNION
                                    RETIREMENT SAVINGS PLAN



Date: June 27, 2003                 By: /s/ George A. Murphy
                                       ----------------------------------------

                                    Printed Name:  George A. Murphy
                                                  -----------------------------

                                    Title: Vice President
                                          -------------------------------------

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                                         PAGE

Report of Independent Accountants                                          1

Financial Statements:

    Statements of Net Assets in Liquidation Available for Benefits
      as of December 31, 2002 and 2001                                     2

    Statements of Changes in Net Assets in Liquidation Available for
      Benefits for the Years Ended December 31, 2002 and 2001              3

    Notes to Financial Statements                                          4

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The Scotts Company Union Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Scotts Company Union Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, The Scotts Company, the Plan's sponsor, notified participants of its intent to terminate the Plan in 2003. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis used in presenting the 2001 financial statements to the liquidation basis used in presenting the 2002 financial statements.





April 3, 2003

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS (SEE NOTE 1)
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                           2002         2001

Net assets available for benefits:
    Investment in master trust                           $123,532     $163,975
    Participant loans                                       2,918        6,090
    Employer contribution receivable                            -        3,087
    Employee contribution receivable                            -        5,056
                                                         --------     --------

        Total net assets available for benefits          $126,450     $178,208
                                                         ========     ========




    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR
BENEFITS (SEE NOTE 1)
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                    2002           2001

Increases:
    Employer contributions                                       $  24,767      $  37,559
    Participant contributions                                       43,769         72,012
    Interest on participant loans                                      322            346
                                                                 ---------      ---------

      Total increases                                               68,858        109,917
                                                                 ---------      ---------

Decreases:
    Net loss from master trust                                      20,381          6,029
    Benefits paid to participants                                  100,235         17,419
                                                                 ---------      ---------

      Total decreases                                              120,616         23,448
                                                                 ---------      ---------

Net (decrease) increase in net assets available for benefits       (51,758)        86,469

Net assets available for benefits, beginning of year               178,208         91,739
                                                                 ---------      ---------

Net assets available for benefits, end of year                   $ 126,450      $ 178,208
                                                                 =========      =========






    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.       PLAN TERMINATION AND BASIS OF ACCOUNTING

         In conjunction with the restructuring that took place in their fiscal year ended September 30, 2001, The Scotts Company (the "Company"), sponsor of The Scotts Company Union Retirement Savings Plan (the "Plan"), made the decision to close the Sierra Horticultural Products facility in Milpitas, California. During the plan year ended December 31, 2002, the Company decided to terminate the Plan as all participants were employees at the Milpitas facility. As a result, the Plan adopted the liquidation basis of accounting whereby assets are valued at fair market value and liabilities are stated at their settlement amount. Adoption of the liquidation basis of accounting had no effect on the valuation of the Plan's assets or liabilities.

         The accompanying financial statements of the Plan as of and for the period ended December 31, 2002 have been prepared using the liquidation basis of accounting. The accompanying financial statements of the Plan as of and for the year ended December 31, 2001 have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

2.       PLAN DESCRIPTION

         Effective January 1, 2000, the Plan, a contributory defined contribution plan, was established by the Company. The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of Plan provisions, such as eligibility, vesting, allocation and funding.

         ELIGIBILITY
         Certain regular domestic Union employees of the Company are eligible to participate in the Plan on the first day of the month immediately following their date of employment. Certain temporary domestic Union employees are eligible to participate on the January 1 or July 1 subsequent to completing one year of eligibility service and attaining age 21.

         EMPLOYEE CONTRIBUTIONS
         The Plan provides for a participant to make pre-tax or after-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service (IRS) maximum deferral amount.

         EMPLOYER CONTRIBUTIONS
         The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. The Company also matches participant contributions $0.50 on the dollar for the first 2% of participant contributions.

         VESTING
         Participants are immediately vested in their contributions plus actual earnings thereon. Matching contributions made by the Company vest immediately. Until August 1, 2002, base contributions made by the Company vest after three years of service or upon attainment of age 65 prior to terminating employment. On August 1, 2002, active employees became immediately vested in base contributions.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

         FORFEITURES
         The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures totaled $1,141 for the year ended December 31, 2002 and $3,883 for the year ended December 31, 2001.

         INVESTMENTS
         All investments are participant-directed. Participants can change their investment options on a daily basis. The following investment options are available to participants:

         - FIDELITY PURITAN FUND--assets are invested in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any maturity.
         -    FIDELITY CONTRAFUND--assets are primarily invested in U.S. and foreign common stocks that are believed to be undervalued.
         -    FIDELITY BLUE CHIP FUND--assets are primarily invested in common stock of established and/or rapidly growing companies. Approximately 65% of this fund's total assets invest in common stock of blue chip companies.
         - FIDELITY WORLDWIDE FUND--assets are invested in stocks and other securities of companies located around the world.
         - FIDELITY FREEDOM INCOME FUND--assets are primarily invested in bond and money market funds. A smaller percentage of assets are invested in equity mutual funds.
         - FIDELITY FREEDOM 2000 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. Assets are allocated among these funds according to an asset allocation strategy which becomes more conservative over time.
         - FIDELITY FREEDOM 2010 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2010 approaches.
         - FIDELITY FREEDOM 2020 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2020 approaches.
         - FIDELITY FREEDOM 2030 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds. The asset mix becomes more conservative as year 2030 approaches.
         - FIDELITY MANAGED INCOME PORTFOLIO--assets are invested in investment contracts of major insurance companies and other approved financial institutions, and in other fixed income securities. A small percentage of assets are invested in money market funds to provide daily liquidity.
         - SPARTAN U.S. EQUITY INDEX FUND--assets are invested in stocks and in approximately the same proportions as the Standard & Poor's 500 Stock Index.
         - BARON ASSET FUND--assets are invested in stocks with prices perceived as low relative to the related companies' profits, assets, and other value measures.
         - PIMCO TOTAL RETURN FUND--assets are invested in various types of bonds, including U.S. government, corporate, mortgage, and foreign bonds with an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years).
         - THE SCOTTS COMPANY SHARES--assets consist entirely of The Scotts Company common shares and cash equivalents.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

         BENEFIT PAYMENTS
         Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution. The Plan also provides for hardship and in-service withdrawals for active employees under certain circumstances.

         PARTICIPANT LOANS
         Loans are available to participants from their individual accounts subject to the terms of the Plan.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         INVESTMENTS
         Excluding participant loans, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value.

         ADMINISTRATIVE EXPENSES
         The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

         PAYMENTS OF BENEFITS Benefits are recorded when paid.

         USE OF ESTIMATES
         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RECLASSIFICATION
         Certain balances in the December 31, 2001 statements have been reclassified to conform with the December 31, 2002 presentation. These changes had no impact on previously reported results of operations.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options, which are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets in liquidation available for benefits.

4.       MASTER TRUST

         Effective January 1, 2000, a master trust was established to invest certain assets of the Plan and certain assets of the Company's other defined contribution plan The Scotts Company Retirement Savings Plan. Each plan's accounting is maintained separately; the respective plan's value is a

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

         percentage of the master trust. Plan activities, such as contributions and benefit payments, are recorded in the individual plan's accounting records. Net earnings of the master trust are allocated between the plans based on a weighted average of assets related to each plan. Total net earnings for the master trust for the year ended December 31, 2002 and 2001 are as follows:

                                                                                NET
                                                                           APPRECIATION
                                                                          (DEPRECIATION)
                                                        INTEREST AND      IN FAIR VALUE      ADMINISTRATION
             2002                                         DIVIDENDS       OF SECURITIES         EXPENSES            TOTAL
                                                       ------------------------------------ ------------------ -----------------

         Mutual funds                                       $1,757,539       $ (19,955,817)       $   (15,319)     $(18,213,597)
         Common trust fund                                     895,172                   -             (4,684)     $    890,488
         The Scotts Company Common Shares                            -             636,447             (1,626)     $    634,821
                                                       ------------------------------------ ------------------ -----------------

             Total                                          $2,652,711       $ (19,319,370)       $   (21,629)     $(16,688,288)
                                                       ==================================== ====================================


                                                                                NET
                                                                            APPRECIATION
                                                                           (DEPRECIATION)
                                                        INTEREST AND      IN FAIR VALUE      ADMINISTRATION
             2001                                         DIVIDENDS       OF SECURITIES         EXPENSES            TOTAL
                                                       ------------------------------------ ------------------ -----------------

         Mutual funds                                       $3,201,181       $ (15,290,778)       $   (14,345)     $(12,103,942)
         Common trust fund                                     858,935                   -             (3,431)          855,504
         The Scotts Company Common Shares                       23,687           2,054,105             (1,750)        2,076,042
                                                       ------------------------------------ ------------------ -----------------

             Total                                          $4,083,803       $ (13,236,673)         $ (19,526)     $ (9,172,396)
                                                       ------------------------------------ ------------------ -----------------




         Total assets held in the master trust at December 31, 2002 and 2001 were as follows:

                                                                                   2002                2001

         Cash and cash equivalents                                          $     517,001       $     486,922

         Investments
             Mutual funds, at fair value                                       94,709,701         112,359,577
             Common trust fund, at fair value                                  21,081,383          15,190,528
             The Scotts Company Common Shares, at fair value                    7,015,025           6,786,189
                                                                        ------------------  ------------------

               Total investments                                              122,806,109         134,336,294
                                                                        ------------------  ------------------

         Receivable from broker                                                   303,773               1,076
         Accrued expenses                                                        (236,220)                  -

               Total master trust net assets                                $ 123,390,663       $ 134,824,292
                                                                        ==================  ==================

         The Scotts Company Union Retirement Savings Plan
             interest in master trust net assets                                   0.100%              0.123%
                                                                        ==================  ==================







         Accounting policies discussed in Note 3 also apply to the master trust.

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


         Cash equivalents include short-term, highly liquid investments with original term to maturity of 90 days or less. Cost approximates fair value.

         At December 31, 2002 and 2001, the Plan held certain investments in mutual funds managed by the Trustee. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.


5.       INVESTMENTS IN THE SCOTTS COMPANY

         At December 31, 2002 and 2001, the master trust had investments in The Scotts Company common shares, as follows:

                         2002                               2001
         -----------------------------------   ----------------------------------
                              FAIR MARKET                          FAIR MARKET
              SHARES             VALUE             SHARES             VALUE
         -----------------   ---------------   ---------------   ----------------


                  143,047       $ 7,015,025           142,567        $ 6,786,189
         =================   ===============   ===============   ================


         The Company's common shares are valued at quoted market prices, which were $49.04 per share at December 31, 2002 and $47.60 per share at December 31, 2001.

6.       TAX STATUS

         The Plan has not yet obtained a determination letter from the Internal Revenue Service stating that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. However, the plan administrator (the Company) and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and is therefore not subject to income taxes.

7.       RECONCILIATION TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                  YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,  DECEMBER 31,
                                                     2002           2001
                                                   ---------     ---------

         Net assets available for benefits per
           the financial statements                $ 126,450     $ 178,208
         Amounts allocated to withdrawing
           participants                                    -            (1)
                                                   ---------     ---------
         Net assets available for benefits
           per Form 5500                           $ 126,450     $ 178,207
                                                   =========     =========

THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:





                                                   YEAR ENDED     YEAR ENDED
                                                   DECEMBER 31,   DECEMBER 31,
                                                       2002           2001
                                                    ---------      ---------

          Benefits paid to participants per
              the financial statements              $ 100,235      $  17,419
          Amounts allocated to withdrawing
              participants at December 31, 2001            (1)             1
          Amounts allocated to withdrawing
              participants at December 31, 2000             -            (29)
                                                    ---------      ---------
          Benefits paid to participants per
              the Form 5500                         $ 100,234      $  17,391
                                                    =========      =========

                               THE SCOTTS COMPANY
                          UNION RETIREMENT SAVINGS PLAN


                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2002

                                INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------

   23.1                Consent of Independent Public Accountants

   99.1                Certification Pursuant to Title 18, United States Code,
                       Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002